FORM 51-102F3

Material Change Report

Item 1         Name and Address of Company

The full name of the Company and the address of its principal office in Canada is:

Atna Resources Ltd.
510-510 Burrard Street
Vancouver, B.C. V6C 3A8

Item 2         Date of Material Change

The date of the material change is October 29, 2004.

Item 3         News Release

The date of issuance of the news release was October 29, 2004.

The news release was disseminated through Infolink and was filed with the applicable regulatory authorities in Canada via SEDAR.

Item 4         Summary of Material Change

The Issuer has engaged Canaccord Capital Corporation to subscribe for a private placement financing of up to $2,002,000.

Item 5         Full Description of Material Change

The Issuer has engaged Canaccord Capital Corporation (the “Underwriter”) to subscribe for a private placement financing of up to $2,002,000 (the “Offering”). The Underwriter has also been granted an over-allotment option for an additional 3,640,000 units which, if exercise prior to closing will provide the Company with gross proceeds of $4,004,000.

The Offering will consist of a private placement of units priced at $0.55 per unit (a “Unit”). Each Unit comprises one common share and one-half of one transferable share purchase warrant (a “Warrant”). Each one whole Warrant entitles the holder to acquire one Common Share at a price of $0.70 for a period of 12 months from the date of issuance. The Offering is anticipated to close on or about November 22, 2004.

The Underwriter will receive:

  (a)  a cash commission of 7% on the gross proceeds of the Offering; and
  (b)  Warrants to acquire Common Shares, representing 10% of the Units sold.

The net proceeds of the financing will be used for exploration and development of the Company’s properties and for general working capital purposes.

Item 6         Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7         Omitted Information

No information has been omitted in this report.

Item 8         Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or the name of an officer through whom such executive officer may be contacted is as follows:

Name:      David H. Watkins, President
Bus. Tel:  (604) 684-2285

Item 9         Date of Report

Dated at Vancouver, British Columbia, this 4th day of November, 2004.

/s/ Teresa Cheng
______________________________________________
Teresa Cheng
Corporate Secretary & C.F.O.